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                                                                   Exhibit 99.17

FOR IMMEDIATE RELEASE
Contact:     Jane Van Ryan, SAIC
             703/734-4097

                        SAIC COMPLETES OACIS TENDER OFFER

         (SAN DIEGO) - March 26, 1999 - Science Applications International Corporation (SAIC) today announced that 10,018,442 shares, or approximately
94.3 percent of the outstanding shares of common stock of Oacis Healthcare Holdings Corp. (NASDAQ: OCIS), were tendered for $4.45 per share, net to the seller in cash, without interest, in response to its tender offer which closed on March 25, 1999, based upon a preliminary count by ChaseMellon Shareholder Services, L.L.C., the depositary. The shares (which include 27,562 shares subject to guarantees of delivery or receipt of additional documentation) will be purchased in accordance with the terms of the offer.

         SAIC will proceed with those steps necessary to complete the merger of Oscar Acquisition Corporation, a wholly-owned subsidiary of SAIC (Oscar), with and into Oacis. Oscar plans to effectuate the merger by filing a certificate of merger with the secretary of state of the State of Delaware in accordance with Delaware law as soon as practicable.

         Pursuant to the merger, any shares of Oacis common stock not tendered and purchased under the tender offer or otherwise owned by Oscar will be converted into the right to receive $4.45 per share in cash.

         SAIC is the nation's largest employee-owned research and engineering company, providing information technology and systems integration products and services to government and commercial customers. SAIC scientists and engineers work to solve complex technical problems in telecommunications, national security, health care, transportation, energy and the environment. With estimated annual revenues in excess of $4 billion, SAIC and its subsidiaries, including Telcordia Technologies (formerly Bellcore), have more than 35,000 employees at offices in more than 150 cities worldwide. More information about SAIC can be found on the Internet at SAIC (www.saic.com). Information about Telcordia Technologies is available at Telcordia Technologies (www.telcordia.com.).

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